                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             HOMEOWNERS GROUP, INC.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock ($0.01 par value)
                         ------------------------------
                         (Title of Class of Securities)

                                    43739N107
                                 (CUSIP Number)


D. Robert Crants                     Copy To:  Elizabeth E. Moore
DC Investment Partners LLC                     Stokes & Bartholomew, P.A.
2200 Abbott Martin Road, Suite 201             424 Church Street, 28th Floor
Nashville, Tennessee 37215                     Nashville, Tennessee 37219-2386
Tel. (615) 460-1220                            Tel. (615) 259-1450


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 15, 1996
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)







                              (Page 1 of 5 Pages)


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
----------------------------------------------                             -------------------------------------------
 CUSIP NO.  43739N107                                 13D                   Page  2  of  5  Pages
           ----------                                                            ---    ---
----------------------------------------------                             -------------------------------------------

----------------------------------------------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            DC INVESTMENT PARTNERS OPPORTUNITY FUND, L.P. (62-1627912)
----------------------------------------------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                            (a) [  ]

                                                                                            (b) [  ]
----------------------------------------------------------------------------------------------------------------------
 3          SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
 4          SOURCE OF FUNDS*

              Not Applicable
----------------------------------------------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                                [  ]
----------------------------------------------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee
----------------------------------------------------------------------------------------------------------------------
                              7               SOLE VOTING POWER

   NUMBER OF                                  560,000

     SHARES                   ----------------------------------------------------------------------------------------

  BENEFICIALLY                8               SHARED VOTING POWER

    OWNED BY                                    -------------

 EACH REPORTING               ----------------------------------------------------------------------------------------

     PERSON                   9               SOLE DISPOSITIVE POWER

      WITH                                    560,000

                              ----------------------------------------------------------------------------------------

                              10              SHARED DISPOSITIVE POWER

                                                 -------------

----------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              560,000

----------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



----------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             10.1 %
----------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


              PN

----------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                              (Page 2 of 5 Pages)


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                             HOMEOWNERS GROUP, INC.

                        AMENDMENT NO. 1 TO SCHEDULE 13D

            Reference is hereby made to the Schedule 13D originally
              filed with the Securities and Exchange Commission on
                        October 15, 1996. Terms defined
               in the Schedule 13D are used herein as so defined.


Item 1.           Security and Issuer.

         This statement relates to the Common Stock (the "Common Stock"), of Homeowners Group, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 400 Sawgrass Corporate Parkway, Sunrise, Florida 33325-6235.

Item 2.           Identity and Background.

         Item 2 is hereby amended and restated to read in its entirety as follows:

         This statement is filed by DC Investment Partners Opportunity Fund, L.P., a Tennessee limited partnership ("DC Investment L.P."). The principal business of DC Investment, L.P. is that of a private investment partnership. The principal business and principal office address of DC Investment, L.P. is 2200 Abbott Martin Road, Suite 201, Nashville, Tennessee 37215. The sole general partner of DC Investment, L.P. is DC Investment Partners, LLC a Tennessee limited liability company ("DC Partners"). The principal business of DC Partners is that of acting as general partner of DC Investment L.P. and one other private investment partnership. DC Partners' principal business and principal office address is 2200 Abbott Martin Road, Suite 201, Nashville, Tennessee 37215. The members of DC Partners consists of three citizens of the United States and one Arkansas corporation and their respective principal business addresses and principal occupations are as follows:

Members                             Address                                             Occupation
-------                             -------                                             ----------
D. Robert Crants                    DC Investment Partners LLC                          Co-Manager,
                                    2200 Abbott Martin Road                             DC Partners
                                    Suite 201
                                    Nashville, TN  37215

Michael W. Devlin                   DC Investment Partners LLC                          Co-Manager,
                                    2200 Abbott Martin Road                             DC Partners
                                    Suite 201
                                    Nashville, TN  37215

Lucius E. Burch                     Massey Burch Investment Group, Inc.                 Chairman, Massey
                                    301 25th Avenue North                               Burch Investments, a
                                    Suite 103                                           venture capital
                                    Nashville, TN  37203                                company


                              (Page 3 of 5 Pages)


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
Stephens Group, Inc.                111 Center Street                                   Affiliate/Stephens, Inc.
                                    Suite 2400                                          Private Investment
                                    Little Rock, AR  72201                              Banking firm


         (d) None of the entities or person identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or other Consideration.

         Item 3 is hereby amended and restated to read in its entirety as follows:

         The amount of the funds used in purchasing the securities reported as beneficially owned in Item 5 hereof was approximately $1,149,693. DC Investment L.P. obtained the funds for these transactions from its general operating funds. DC Partners, as the general partner of DC Investment L.P., may be deemed to beneficially own the securities owned by DC Investment, L.P.

Item 4.           Purpose of Transaction.

         DC Investment L.P. purchased the Securities as an investment opportunity.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated to read in its entirety as follows:

         (a) DC Investment L.P. is the beneficial owner of 560,000 shares of Common Stock (approximately 10.1% of the shares of Common Stock of the Issuer). DC Investment L.P. became the benefical owner of an amount in excess of 5% of the Issuer's outstanding Common Stock on October 9, 1996 as reflected by the filing of the original Schedule 13D on October 15, 1996. Since October 9, 1996, DC Investment L.P. has made the following purchases of Issuer's common stock increasing its beneficial ownership to its present level:


                  Date                           Number of Shares
                  ----                           ----------------
                  October 10, 1996                   155,000
                  October 11, 1996                    20,000
                  October 14, 1996                    30,000
                  October 15, 1996                    15,000





                              (Page 4 of 5 Pages)


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         (b) DC Investment L.P. is the beneficial owner of all of the shares of
Common Stock to which this Statement relates held in its name, and has sole power to vote and dispose of all such shares. DC Partners, as the general partner of DC Investment, L.P. may be deemed to beneficially own the securities owned by DC Investment, L.P.

         (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in this Issuer's securities since the most recent filing on Schedule D.

         (d) No person other than DC Investment L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by DC Investment L.P.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

         None.

Item 7.           Material to be filed as Exhibits.

         None.


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                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: 10-16-96                          DC INVESTMENT PARTNERS
                                        OPPORTUNITY FUND, L.P.

                                        By:  DC Investment Partners, LLC,
                                             General Partner



                                        By:   D. Robert Crants

                                        Title: Manager









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